DC
No Act
P.E. 1-31-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03016551

March 3, 2003

Michael T. Blair
Mayer, Brown, Rowe & Maw
190 South La Salle Street
Chicago, IL 60603-3441

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: Archstone-Smith Trust

Dear Mr. Blair:

This is in regard to your letter dated January 31, 2003 concerning the shareholder proposal submitted by the Massachusetts State Carpenters Pension & Annuity Funds for inclusion in Archstone-Smith's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Archstone-Smith therefore withdraws its January 8, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gail A. Pierce
Gail A. Pierce
Attorney-Advisor

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

MAYER, BROWN, ROWE & MAW

190 SOUTH LA SALLE STREET

CHICAGO, ILLINOIS 60603-3441

MICHAEL T. BLAIR
DIRECT DIAL (312) 701-7832
DIRECT FAX (312) 706-8108
mblair@mayerbrownrowe.com

MAIN TELEPHONE
(312) 782-0600
MAIN FAX
(312) 701-7711

January 8, 2003

BY AIR COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Archstone-Smith Trust
Shareholder Proposal Submitted by the Massachusetts
Carpenters Pension & Annuity Funds

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of our client, Archstone-Smith Trust, a Maryland real estate investment trust (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company on behalf of the Massachusetts Carpenters Pension & Annuity Funds (the "Funds"), by facsimile on November 26, 2002. Copies of the Proposal and accompanying cover letter, dated November 26, 2002 (the "Cover Letter"), are attached hereto as Attachment A. In compliance with Rule 14a-8(j)(1), this letter is being submitted at least eighty (80) calendar days prior to the date on which the Company anticipates filing its definitive Proxy Materials.

On behalf of the Company, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The resolution portion of the Proposal states: "Resolved, that the shareholders of Archstone-Smith Trust ("Company") hereby request that the Company's Board of Directors [sic]

4980891.3 92001593

establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

II. Reasons for Omission

The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented. The Company may also omit portions of the Proposal under Rule 14a-8(i)(3), because it violates the proxy rules. In addition, the Company may omit the Proposal under Rule 14a-8(f) because the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8. The reasons for our conclusions in these regards are more specifically described below.

A. The Proposal Has Been Substantially Implemented By The Company and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(10).

The Proposal may be properly omitted under Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal. On December 5, 2002, the Company's Board of Trustees (the "Board") adopted a resolution ratifying the policy implemented by management on August 1, 2002, requiring that the Company expense all share options granted beginning with options granted on and after January 1, 2003. A certified copy of those resolutions is attached hereto as Attachment B. As a result, the action called for by the Proposal (that the Board establish a policy of expensing all future stock options issued by the Company) has already occurred and the policy has already been implemented effective with respect to all options granted on or after January 1, 2003. Therefore, the Company may property omit the proposal from its proxy material for its 2003 annual meeting of shareholders.

B. The Proposal Violates the Proxy Rules and Therefore May Be Excluded Pursuant to Rule 14a-8(i)(3).

In the event that the Staff disagrees with the basis for exclusion outlined above, the Company may nevertheless exclude portions of the Proposal pursuant to Rule 14a-8(i)(3). A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In this case, the second and third sentences of the first paragraph of the supporting statement of the Proposal state that the Company reports the cost of options as a footnote rather than including estimate option costs in determining operating income and that expensing options would more accurately reflect the Company's earnings. As indicated above, the Company has adopted a policy to expense all share options granted on or after January 1, 2003. As a result, inclusion of the second and third sentence of the first paragraph would be misleading and confusing to shareholders and should be deleted.

Additionally, the first sentence of the third paragraph of the supporting statement of the Proposal makes reference to a Standard & Poor's report, without identifying the report. The Proposal states that the report indicates that "the expensing of stock option grant costs would have lowered operation earnings at companies by as much as 10%." Presumably, the Proposal is referring to a Standard & Poor's report entitled "Measures of Corporate Earnings" (Revised May 14, 2002). Assuming that this is the report to which the Proposal is referring, what the Proposal fails to point out is that report is proposing a new definition of earnings, entitled "Core Earnings". The report states that "options expense could lower Core Earnings by as much as 10%." Further, the report does not advocate the inclusion of stock option expenses in the earnings statement as the Proposal implies. Indeed, the report explicitly states: "Standard & Poor's takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used." (emphasis supplied) A copy of the Standard & Poor's report is attached hereto as Attachment C.

The second and third sentences of the third paragraph refer to quotes by Federal Reserve Board Chairman Alan Greenspan and cites an article in Globe and Mail. The Proposal (as well the Globe and Mail article) implies that these statements were made by Mr. Greenspan at the same time. In fact, Mr. Greenspan's statement in the second sentence was made in a speech given at the 2002 Financial Markets Conference of the Federal Reserve Bank of Atlanta on May 3, 2002, while Mr. Greenspan's statement in the third sentence was made on August 19, 2002 purportedly in response to reporters' inquiries regarding the adoption by members of the Financial Services Forum of a plan to expense stock option grants. Additionally, quoting the Globe and Mail article at all is misleading since the article itself does not advocate the expensing of options; rather the article concludes merely that the expensing of options is becoming the norm as more companies adopt that policy. Copies of the articles and statements referred to above are attached hereto as Attachment D.

The Staff is entitled to permit complete exclusion of proposals that violate Rule 14a-8(i)(3). However, if the Proposal cannot be omitted in its entirety, the Company believes that, at a minimum, the Fund should be required to delete the third paragraph of the supporting statement, which refers to and describes the Standard & Poor's report, the statements by Mr. Greenspan and the Globe and Mail article, in its entirety.

C. The Fund Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Funds have indicated in their Cover Letter that they are the beneficial owners of approximately 3,900 shares of the Company's common shares, and that "the record holder of the stock will provide appropriate verification of the Funds' beneficial ownership of the stock by separate letter." On December 10, 2002, the Company sent a letter to the Funds (a copy of which is attached hereto as Attachment E), by facsimile and overnight courier, notifying the Funds of certain procedural deficiencies and requested information as to whether the Funds are a single proponent or whether multiple parties are aggregating their ownership for purposes of making the Proposal. The Company has received a letter, dated December 23, 2002, from State Street Bank (a copy of which is attached hereto as Attachment F) indicating that the Funds have beneficially owned at least 1% or $2,000 in market value of the Company's shares continuously for at least one year prior to the date of submission of the Proposal, although it provides no mention of the number of shares beneficially owned by the Funds nor does it indicate that the number of shares purported to be owned by the Funds in their November 26, 2002 letter are, in fact, beneficially owned by the Funds. Further, the Funds, have not provided any information as to whether they are a single proponent and that their shares can be aggregated for purposes of Rule 14a-8.

Pursuant to Rule 14a-8(f)(1), the Funds were required to send a response addressing the procedural deficiencies no later than December 23, 2002. As noted above, not all of the procedural issues raised by the Company have been addressed as of the date of this letter. If a shareholder fails to fulfill the eligibility requirements set forth in Rule 14a-8(b), a registrant is permitted to exclude such shareholder's proposal pursuant to Rule 14a-8(f).

III. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, we are also notifying the Fund of the Company's intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter.

[Remainder of Page Intentionally Left Blank]

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (312) 701-7832 with any questions or comments regarding the foregoing.

Sincerely,

Michael T. Blair

MTB:kr

Attachments

cc: Thomas J. Harrington
Fund Chairman
Massachusetts Carpenters Pension & Annuity Funds
350 Fordham Road
Wilmington, MA 01887

Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Caroline Brower
Executive Vice President, General Counsel and Secretary
Archstone-Smith Trust
9200 East Panorama Circle, Suite 400
Englewood, Colorado 80112

Attachment A

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 303-708-6954]

November 26, 2002

Ms. Caroline Brower
Senior Vice-President, General Counsel
and Secretary
Archstone-Smith Trust
9200 East Panorama Circle
Englewood, Colorado 80112

Re: Shareholder Proposal

Dear Ms. Brower:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Archstone-Smith Trust ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 3,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Archstone-Smith Trust ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Attachment B

ASSISTANT SECRETARY'S CERTIFICATE

I, Thomas S. Reif, do hereby certify that I am the Assistant Secretary of Archstone-Smith Trust, a Maryland real estate investment trust (the "Company"), and further certify that attached hereto as Exhibit A is a true and complete copy of the resolutions of the Board of Trustees of the Company duly adopted at a meeting of the Board of Trustees on December 5, 2002.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 8th day of January, 2003.

Thomas S. Reif
Assistant Secretary

ARCHSTONE-SMITH TRUST

RESOLUTIONS OF THE BOARD OF TRUSTEES

December 5, 2002

Expensing of Share Options

WHEREAS, at a meeting of the Board held on August 1, 2002, management reported to the Board management's intention to account for share options granted by the Trust under the "fair value-based method" as permitted by Statement of Financial Accounting Standards 123 ("SFAS 123") for all share options granted by the Trust on or after January 1, 2003; and

WHEREAS, the Board desires to formalize the adoption of the foregoing accounting method and policy.

RESOLVED, that the Board hereby ratifies the adoption of a policy whereby the Trust will account for share options granted by the Trust on and after January 1, 2003 under the "fair value-based method" of accounting described in SFAS 123; and

FURTHER RESOLVED, that the Audit Committee of the Board is hereby vested with the power, authority and duty to administer the implementation and administration of the policy.

Attachment C

STANDARD &POOR'S

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Measures of Corporate Earnings

Print EMAIL THIS ARTICLE

David M. Blitzer, Ph.D. Robert E. Friedman, CPA Howard J. Silverblatt: Originally released November 7, 2001
Publication date: May 14, 2002 00:00 EDT

Introduction

Over the last decade, intensifying pressure to meet Wall Street earnings expectations led more and more companies to introduce new and different earnings measures and reporting approaches. At the same time, many members of the investment community expressed concern that earnings reports are becoming harder to understand, more difficult to compare across companies, and less useful to analysts and investors. A number of recent high-profile bankruptcies and accounting investigations have renewed investors' concerns about the reliability of corporate reporting.

Many observers agree that an impartial organization should act as a forum for discussions of how earnings should be defined and measured. In the last few years, a number of Wall Street firms have encouraged Standard & Poor's to take on this role. As the publisher of the leading database of corporate financial data (Standard & Poor's Compustat) and the provider of the S&P 500, the principal index and performance benchmark for U.S. equities, Standard & Poor's is well positioned for this task.

In November 2001, Standard & Poor's responded by publishing a short note on earnings calculations that included a suggested approach to calculating operating earnings. The purpose of the note was to generate discussion that would lead to a consensus on how earnings should be calculated, thus bringing more uniformity and clarity to earnings analyses and forecasts.

The response to that short note - which was released as an e-mail to analysts, commentators, and journalists Standard & Poor's believed would be interested - was much stronger and much more positive than anyone expected. While some open issues about accounting details certainly remain, virtually no one argued that there isn't a problem or that all investors and analysts understand currently available corporate reports and disclosures. News events since then have pushed earnings reporting and related corporate transparency and accounting issues to the forefront of discussions and have moved concerns about costs related to employee stock options from the footnotes to the headlines.

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This paper is a revision to Standard & Poor's November 7, 2001 note on Measures of Corporate Earnings. Since the original note was published, Standard & Poor's Investment Services group consulted with a wide range of interested parties, including securities and accounting analysts, portfolio managers, corporate executives, academic researchers, and other investment professionals. These consultations were designed to gather comments from the investment community regarding proper earnings definitions and to build a consensus for reform. The people and organizations we contacted were generous with their time and knowledge, and Standard & Poor's would like to acknowledge the assistance and the ideas and suggestions it has received. However, Standard & Poor's is responsible for the proposal published here.

We begin our discussion by identifying and defining the three general measures of earnings currently in use - as reported earnings, operating earnings, and *pro forma* earnings. The uses of each are described.

The sections that follow present Standard & Poor's proposed definition of Core Earnings. Included are detailed comments on a number of specific areas, including employee stock options, pension costs and gains, restructuring charges, and goodwill impairment.

Standard & Poor's takes no position on the tax treatment of employee stock option grants. While we recognize the widespread use of option grants and their significant utility in many compensation plans, any comments about either tax treatment or the advisability of including options in employee compensation are outside the scope of this analysis.

The final section of this report discusses steps Standard & Poor's expects to take over the remainder of this year and into 2003 to provide further support for accurate measures of corporate earnings.

An accepted definition for Core Earnings will make it much easier for analysts and investors to evaluate varying investment opinions and recommendations and form their own views of which companies are most attractive. Of course, everyone will still be able to take their own analytical course, but they will know where they started. Standard & Poor's is providing a framework for how investment analyses can be done, and the data and benchmarks needed to support these analyses.

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Earnings measures currently in use

Standard & Poor's review identified three general measures of earnings: as reported earnings, operating earnings, and *pro forma* earnings. All three measures have uses in the appropriate settings.

These measures, their use, and meaning are summarized here:

As reported earnings:
This is the broadest measure of corporate performance of the three considered here. As reported earnings are earnings including all charges except those related to discontinued operations, the impact of cumulative accounting changes, and extraordinary items, as defined by Generally Accepted Accounting Principles (GAAP). This is the traditional earnings measure and has a long history, having been used for the S&P 500 and company analyses for decades.

Operating earnings:
This measure focuses on the earnings from a company's principal operations, with the goal of making the numbers comparable across different time periods. Operating earnings are usually considered to be as reported earnings with some charges reversed to exclude corporate or one-time expenses. Despite the lack of any generally accepted definition, operating earnings are increasingly popular in corporate reports. The use of this measure seems to come from internal management controls used when a business unit manager is not responsible for managing corporate-level costs.

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***Pro forma* earnings:**
Originally, the use of the term *pro forma* meant a special analysis of a major change, such as a merger, where adjustments were made for an "as if" review. In such cases, *pro forma* measures are very useful. However, the specific items being considered in an "as if" review must be clear. In some recent cases, "as if" has come to mean "as if the company didn't have to cover proper expenses." In the most extreme cases, *pro forma* is nicknamed EBBS, or "earnings before bad stuff."

Such abuses notwithstanding, *pro forma* earnings do have a place and should be used for special analyses of potential changes in a corporation. In such cases, *pro forma* earnings are defined for the particular analysis.

Given the lack of any definition of operating earnings and the widespread and sometimes inconsistent use of the term, Standard & Poor's felt that to use it might only add to the confusion. Therefore, the earnings measure proposed here is called Core Earnings. Core Earnings refer to the after-tax earnings generated from a corporation's principal business or businesses. Since there is a general understanding of what is included in as reported earnings, the definition of Core Earnings begins with as reported earnings and then makes a series of adjustments. As Reported is earnings as defined by GAAP, with three exclusions - extraordinary items, cumulative effect of accounting changes, and discontinued operations, all as defined by GAAP .

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Table 1 shows a sample income statement and provides a definition of as reported earnings:

Table 1: Summary Income Statement
Operating revenues
(Cost of goods sold)
(Selling, general & administrative expenses)

(Depreciation expense)
Earnings before interest and taxes [EBIT]
Interest income (expense)
(Amortization expense)
Dividend income
Royalty income
Pension gains (costs)
Income before taxes
(Taxes)
Reported Net Income [the As Reported S&P 500 EPS measure]
Discontinued operations
Cumulative effect of accounting changes
Extraordinary items
Net Income

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General Approach

Core Earnings focus on a company's ongoing operations. They should include all the revenues and costs associated with those operations and exclude revenues or costs that arise in other parts of the business, such as unrealized gains or losses from hedging activities. Items that reflect ongoing operations include compensation of employees, expenditures for materials and supplies, and depreciation of capital equipment used in production.

Items that are not related to operations include litigation settlements, expenses related to mergers or acquisitions, and costs related to financing. These revenues or expenses are important and may be significant, but they are not representative of the company's core operations.

At times, a business decision may affect the timing of certain revenues or expenses. A decision to write off the value of equipment or to take charges for restructuring an ongoing operation may cause future expenses to be brought into the present. However, if these expenses represent items that would be included in Core Earnings, a change in their timing does not mean they should be eliminated or ignored.

The specific items that should be included or excluded in calculating Core Earnings are listed in **Table 2**. Each item is discussed separately in the following sections.

Table 2: Items included in and excluded from Core Earnings

Included in Core Earnings	Excluded from Core Earnings
Employee stock option grant expense	Goodwill impairment charges
Restructuring charges from ongoing operations	Gains/losses from asset sales
Write-downs of depreciable or amortizable operating assets	Pension gains
Pension costs	Unrealized gains/losses from hedging activities
Purchased research & development expenses	Merger/acquisition related expenses
	Litigation or insurance settlements and proceeds

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Items Included in Core Earnings

Employee stock option grant expense

Stock options are granted to employees as part of their compensation packages. Other components of compensation include salaries, cash bonuses based on individual or corporate performance, medical and other employee benefits, and defined benefit and/or defined contribution pension plans. All parts of employee compensation, including stock options, should be included in Core Earnings.

Employee stock option reporting is subject to specific regulations under Financial Accounting Standards Board (FASB) Statement 123. This rule gives companies the choice of reporting employee stock option expense annually in the income statement or as a footnote in the annual report. Only two companies in the S&P 500 include employee stock option grants as an expense in their income statements. Furthermore, this information is often released after the press release with fiscal year-end earnings information. Companies determine the cost of employee stock option grants with an option pricing model such as the Black-Scholes model and report those costs together with the factors used in the calculations.

Standard & Poor's believes that information on employee stock option grant expenses is important and should be available on a complete and timely basis. The information should be reported quarterly as part of the quarterly earnings release and filing, instead of once a year. In addition, the release should provide all the data necessary for an analyst to review the calculation of stock option expenses. This includes the number of options granted, their maturity, strike price, stock dividend rate, stock price at the time options were granted, and the assumptions required for an option pricing model such as the Black-Scholes model (risk-free rate and volatility). Finally, these data should be presented in a tabular form so that they are understandable.

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Standard & Poor's takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used. However, we believe that their growing use means that investors and analysts should have the essential data needed to evaluate options and their impact on corporate profits. Research shows that options expense could lower Core Earnings by as much as 10%. Therefore, Standard & Poor's intends to compile and report options-adjusted Core Earnings for its indices and its company coverage universe.

Restructuring charges from on-going operations
Standard & Poor's believes restructuring charges from on-going operations should be included in the calculation of Core Earnings because they relate to the costs and expenses of activities involved in the process of creating products or services.

Restructuring charges from on-going operations are generally defined as those expenses, such as employee layoffs, maintenance costs, or early lease terminations, that arise when a company decides to close plants or other facilities. Since these assets would have been used up in the process of creating operating revenues, charges for restructuring these assets should be included in the calculation of Core Earnings. Large-scale employee layoffs and plant closings may suggest that the company doesn't expect current and future levels of business to support current staffing levels and/or the operation of plants and their attendant machinery and equipment.

The calculation of Core Earnings should not make certain expenses vanish. Restructuring charges are real expenses. The benefit comes in future years: after the plant closings, employee reductions, lease terminations, and other adjustments, the business's operating costs are lower. If there had been no restructuring activity and no restructuring costs or expenses, there would have been larger costs charged against future revenues in later years.

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Write-downs of depreciable or amortizable operating assets
Asset write-downs occur when the fair market value of an asset drops below net book value and the firm takes a charge on its books. Since the write-down represents the accelerated reduction in the value of assets that would have been used up in the creation of operating revenues, the write-down should be included in Core Earnings.

Some write-downs may be one-time events. However, their apparently rare occurrence doesn't change the facts - the assets in question are or were used in generating revenues and Core Earnings, and the market value of the asset is less than its net book value.

Pension costs
Pensions are part of employee compensation, just like salaries, bonuses, benefits, employee stock option grants, and other forms; pension costs are contributions to the pension trust. Since pensions costs are obligations borne by the

company, and thus by its shareholders, these costs should be included in Core Earnings.

Some may be concerned that pension income is excluded from Core Earnings, while pension costs are included. This apparent conflict is in reality no conflict at all. The two are not parallel because they arise in different places from different activities. Pension costs are part of employee compensation and arise because people are hired to work and, hopefully, produce revenues and Core Earnings. Pension gains, in contrast, have nothing to do with the corporation's core business or the creation of Core Earnings. The size and timing of pension gains reflect the skill of the portfolio managers engaged to manage the pension plan and the foresight of the pension plan sponsor in establishing the investment policy and hiring the portfolio managers. Both the gains and the costs are related to the pension, but the similarity ends there.

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Purchased research & development expenses
Since internally developed research and development costs are included in Core Earnings -- in the normal course of business, purchased research and development costs should be included in Core Earnings as well.

Items Excluded from Core Earnings

Goodwill impairment charges
Goodwill represents the difference between the price paid for an acquisition and the fair market value of identifiable assets of the acquisition. New rules for the treatment of goodwill, under FASB 142, are effective this year. Under these rules, companies do not amortize goodwill. However, companies are required to take a write-off if the goodwill carried on its books is "impaired" - if its market value is less than its book value. Standard & Poor's believes FASB 142 is correct because goodwill has an indefinite life.

Standard & Poor's believes that write-offs related to the impairment of goodwill should not be included in Core Earnings. Since the amortization of goodwill is not considered a period cost expended in the creation of revenues, the inclusion of goodwill impairment charges would distort the company's operating performance. Since any goodwill impairment implies that the company's earnings will suffer in the future, including a charge for goodwill impairment in Core Earnings would doubly penalize the company's performance.

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Note that goodwill differs from the depreciation or amortization of assets. In the latter case, there are periodic charges, and a write-down changes the timing of these charges; with goodwill, in contrast, there are no periodic charges.

Gains/losses from asset sales
Gains and losses from sales of assets, including machinery and equipment, real estate, and salable intangible assets, should be excluded from the calculation of Core Earnings. Although the ultimate purpose of these assets is to create revenues and income, most companies are not in the business of buying and selling their own operating assets.

The exception to this rule is companies whose asset sales arise from the normal course of business. Such companies include financial entities such as banks, mortgage companies, and leasing companies, which buy or sell financial assets such as portfolios of loans or receivables; real estate development companies, which develop real estate properties for resale; and Real Estate Investment Trusts, which buy and sell real estate as part of their principal business.

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Pension gains
The discussion of pension income relates to defined benefit plans. In a defined benefit plan, the corporation establishes a pension trust that manages financial assets for the benefit of current and future retirees. A pension plan estimates its future liabilities and compares them to its current assets. In some years, investment returns provide the fund with income that exceeds the net increase in its liabilities. At such times, the financial condition of the plan improves and the company has pension gains. However, these pension gains are the product of the financial markets and the investment skill of the portfolio managers hired to manage the pension trust; they are not a product of the company's core business.

Moreover, it's important to note that pension gains are not available to the corporation sponsoring the plan or to the shareholders of the corporation, except in rare cases where the plan is terminated. Because pension gains are not available to the corporation, they should not be included in the calculation of Core Earnings.

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Furthermore, the corporation already benefits from a pension gain, so including it in Core Earnings would be double counting. If a pension plan enjoys several years of net gains, it will build up a surplus and become over-funded. In that case, the corporation will see a reduction in its pension contribution because the required pension contribution will be smaller or zero. Thus, although pension income should not be included in the calculation of Core Earnings, the corporation still benefits from it.

Unrealized gains/losses from hedging activities
FASB issued Statement 133 to boost balance sheet transparency and reporting conservatism. The rule requires companies to record hedging-related derivative instruments as on-balance sheet items at their fair market value. Consequently, companies must report any unrealized gains and losses from this "mark-to-market" mandate. Because efforts to mark-to-market the fair value of derivative instruments speak to balance sheet conservatism and transparency, Standard & Poor's believes unrealized gains and losses arising from mark-to-market positions should be excluded from the calculation of Core Earnings.

The exception to this rule is companies for which derivatives activities are part of their normal business, rather than only a function of risk management. For these firms, any subsequent realized gains and losses should be included in calculating Core Earnings. Such cases are most likely limited to financial firms engaged in certain trading operations and may possibly include commodity firms that derive a significant portion of their earnings from trading in derivatives and other financial instruments.

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Merger/acquisition-related expenses
Expenses related to mergers and acquisitions (investment banking fees and legal costs, for example) should not be included in the calculation of Core Earnings.

Litigation or insurance settlements and proceeds
Since gains or losses from litigation settlements do not arise from the normal course of business, such gains or losses should be excluded from the calculation of Core Earnings. Consistent with this, provisions to boost litigation settlement reserves should be excluded from Core Earnings as well. Finally, gains from reversals of litigation settlement reserves should not be added back into Core Earnings. Insurance costs or proceeds, where the insurance is not integral to the company's operations (such as life insurance on employees other than that included in employee benefits), are not part of Core Earnings.

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Standard & Poor's Next Steps
Even with the increased discussion of earnings reporting and related corporate transparency and accounting issues in recent months, the financial community is a long way from agreement on how earnings should be reported and analyzed. Equally distant is the rebuilding of trust among investors after a long bear market. Given these conditions, Standard & Poor's believes that continued work toward more reliable earnings information is essential.

Standard & Poor's will take a number of steps to improve the information available to analysts and investors:

- Discussions on earnings issues with industry associations, analysts, commentators, and investors begun since August, 2001 will continue and expand. These discussions will build on the growing consensus for more accurate earnings reporting.
- Standard & Poor's Compustat will include relevant data to permit the calculation and analysis of Core Earnings. Standard & Poor's Compustat covers more than 10,000 U.S. corporations.
- Standard & Poor's equity analytical group will adopt Core Earnings in their own analyses.
- Core Earnings will be calculated and reported for Standard & Poor's U.S. equity indices, including the S&P 500. Because current regulations do not require quarterly options expenses to be reported, Standard & Poor's will publish Core Earnings excluding options expense and, annually, will also publish options expense adjusted Core Earnings.

Standard & Poor's continues its efforts to support research and discussion of earnings reporting and related issues. The financial market is more than a market of financial instruments; it is a market of ideas and analyses as well.

Because no one organization or individual has a corner on the market of ideas, active participation by all will lead to improvements in analyses and more predictable and reliable results for investors.

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Acknowledgments

Standard & Poor's is pleased to acknowledge the assistance of the following people who graciously contributed their time and insights to the review of earnings measurements. Standard & Poor's is solely responsible for the opinions expressed in this report.

Charles Alsdorf: Director	Managing Director & Portfolio Manager
Corporate Value ConsultingStandard & Poor's	Putnam Investment Management
	David A. Levy
Eli Bartov, CPA, Ph.D.	Chairman
Professor of Accounting	The Jerome Levy Forecasting Center
Director, Accounting Doctoral Program	
Leonard N. Stern School of Business	Gabrielle Napolitano, CFA
New York University	Managing Director
	Global Investment Research
Warren E. Buffett	Goldman Sachs & Co.
Chairman	
Berkshire Hathaway Inc.	Srinivas Thiruvadanthai, Ph.D.
	Director of Research
Jack T. Ciesielski, CPA, CFA	The Jerome Levy Forecasting Center
President	
R.G. Associates, Inc.	Robert Willens, CPA
Stephen C. Gerard	Managing Director & Tax and Accounting Analyst
Managing Director	Lehman Brothers, Inc.
Corporate Value Consulting	
Standard & Poor's	David A. Zion, CFA
	Managing Director & Accounting Analyst
	Equity Research
	Bear Stearns & Co.

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Attachment D

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Ingram: A bandwagon worth jumping on

Thursday, August 15 – Online Edition, Posted at 4:41 PM EST

These are strange times in the business world, with companies going bankrupt right and left, and a wave of multibillion-dollar accounting scandals. But even in that context, something unusual is going on: Growing numbers of corporations are changing the way they report their results — a change that makes their performance look worse — without being required to by regulators or lawmakers. They are expensing stock options.

About 10 years ago, the Financial Accounting Standards Board (FASB) — the rule-setting body for U.S. companies — tried to change the way stock options were treated, by requiring corporations to treat them as an expense. Business groups howled in protest, saying this would impose unreasonable costs, depress their earnings, and cause investors to dump their shares. As a result, FASB eventually watered down its proposal.

Companies argued that expensing stock options was unrealistic, since no money changes hands on the issuance of these phantom shares — or rather, the right to purchase and sell shares at some future price. Only when the shares are sold is there a cost, the theory goes, and that is balanced by the benefit of receiving payment for them, and also by the (presumably) superior performance of the executives who were awarded them.

The counter-argument is that options are a form of expense even if no money changes hands, since awarding them both dilutes the holdings of existing shareholders (when the shares are sold) and takes the place of a regular share issue — which would bring in real cash. If companies such as WorldCom and Nortel Networks had issued stock for cash instead of options, for example, both would be better off. Companies also spend billions buying back stock to counteract the dilutive effect of options.

As recently as three months ago, only two members of the Standard & Poor's 500 index recorded stock options as an expense on their balance sheet: airplane maker Boeing Corp. and the Winn-Dixie chain. Then, a trickle of companies started doing so, with one of the first being Toronto-Dominion Bank — and now, the trickle has become a flood. Coca-Cola said it would, then General Electric, then General Motors, and this week, 18 financial firms said they would, including Citigroup and Morgan Stanley.

The main impetus for this has been the fact that investors are looking for companies that have nothing to hide — and, rightly or wrongly, the perception is that those who refuse to expense options are trying to inflate their results (since not expensing options tends to boost earnings). The trend has been accelerated by comments from market gurus such as billionaire investor Warren Buffett and Fed chairman Alan Greenspan.

"Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth," Mr. Greenspan said in a recent statement. "The failure to expense stock option grants has introduced a significant distortion in reported earnings." Mr. Buffett, meanwhile, wrote in an op-ed piece in the New York Times that "flagrant deceptions" have occurred with respect to options, something that "dwarfs the lies of Enron and WorldCom."

The result is that hundreds of major U.S. companies have decided to make the change, even though they are not yet legally required to do so. Is it because some companies believe they can win 'brownie points'? Perhaps. Despite the fact that expensing options depresses earnings, the shares of many companies that have made the change have risen in value, according to Fortune magazine. Is it because some companies see rule changes coming eventually, and want to get it out of the way now? Possibly.

Whatever the reason, the fact remains that this relatively substantial — and formerly contentious — policy change has started to become an industry standard without any of the rule changes that are usually required to get companies to alter the way they do things. The more blue-chip companies that expense options, the more those that don't will look less attractive to investors.

Everything isn't quite that rosy right now, obviously. Most tech companies — including Intel, Microsoft and Cisco — have refused to jump on the bandwagon, arguing that it would hit their profits too hard. In the case of some companies, such as Dell Computer and Cisco, their profits would be decimated, falling by 70 per cent or more. Some argue that expensing options is a fad, and doesn't make things any clearer.

It is true that the process of expensing options is not without its hurdles — the most common method of arriving at a current price, the Black-Scholes equation, has some problems. However, companies routinely estimate the value of things, such as goodwill or the 'real' value of assets such as factories or equipment. It may not be easy, but a consensus seems to be emerging that expensing options is the way things should be done, and if enough companies go along, then it will become the norm.

The Federal Reserve Board

Remarks by Chairman Alan Greenspan

At the 2002 Financial Markets Conference of the Federal Reserve Bank of Atlanta, Sea Island, Georgia
(via satellite)
May 3, 2002

Stock Options and Related Matters

I asked Jack Guynn and Bob Eisenbeis what issues you would like me to address this morning. They suggested that events associated with the failure of Enron have refocused attention on a number of accounting issues.[1]

In an economy as large, diverse, and complex as ours, sound corporate governance--including the accurate measurement of corporate performance--is essential if our nation's resources are to be directed to their most efficient uses. There can be little doubt that, on the whole, both, as employed in the United States in recent decades, have been of very high quality. We simply could not have achieved our level of economic performance if capital were allocated on the basis of grossly inaccurate information.

But the very complexity and dynamism of our system requires that we constantly evaluate the tools employed for measuring corporate performance to ensure that they adapt appropriately to the evolving financial and economic environment. In that regard, the increasing use of stock option grants to employees has raised new challenges for our accounting system.

Such options are important to the venture capital industry, and many in high-tech industries have counselled against making any changes to current practices. They argue that the use of options is an exceptionally valuable compensation mechanism; that recognizing an expense associated with these grants would reduce the use of options, harming high-tech companies; that the effect of options on fully diluted earnings per share is already recognized; and that we cannot measure the costs of options with sufficient accuracy to justify their recognition on financial statements.

These are important concerns. This morning, I would like to address them and other related issues. The seemingly narrow accounting matter of option expensing is, in fact, critically important for the accurate representation of corporate performance. And accurate accounting, in turn, is central to the functioning of free-market capitalism--the system that has brought such a high level of prosperity to our country.

Capitalism expands wealth primarily through creative destruction--the process by which the cash flow from obsolescent, low-return capital is invested in high-return, cutting-edge technologies. But for that process to function, markets need reliable data to gauge the return on assets.

Measures of profitability, however, can only be approximate. Although most pretax profits reflect cash receipts less cash costs, a significant part of profits results from changes in the valuation of items on the balance sheet. The values of almost all assets are based on their ability to produce future income. But an appropriate assessment of asset value depends critically on a forecast of forthcoming events, which by their nature are uncertain.

A bank, for example, books interest paid on a loan as current revenue. However, if the borrower subsequently defaults, that presumed interest payment would, in retrospect, be seen as a partial return of principal and not as income. We seek to cope with this uncertainty by constructing loan-loss reserves, but the adequacy of those reserves is also subject to a forecast. Similarly, depreciation charges against income, based on book values, are very crude approximations of the decline in the economic value of physical plant and equipment. The actual decline will not be known until the asset is retired or changes ownership. Another example is the projection of future investment returns on defined-benefit pension plans, which markedly affects corporate pension contributions and, hence, pre-tax profits. Thus, how one chooses to evaluate the future income potential of the balance sheet has a significant effect on *current* reported earnings.

The estimation of earnings is difficult enough without introducing biases into the calculation. I fear that the failure to expense stock option grants has introduced a significant distortion in reported earnings--and one that has grown with the increasing prevalence of this form of compensation.

As I noted at the outset, some view the current treatment of option grants as having been a major aid in raising capital to finance the rapid exploitation of advanced technologies. While the vital contribution of new technology to the growth of our economy is evident to all, not all new ideas create value on net. Not all new ideas should be financed. In recent years, substantial capital arguably was wasted on a number of enterprises whose prospects appeared more promising than they turned out to be. This waste is an inevitable byproduct of the risk-taking that generates the growth in our economy. However, the amount of waste becomes unnecessarily large when the earnings reports that help investors allocate investment are inaccurate.

Stock-option grants, properly constructed, can be highly effective in aligning the interests of corporate officers with those of shareholders. Such an alignment is an essential condition for maximizing the long-term market value of the firm.

Regrettably, some current issuance practices have not created the alignment of incentives that encourages desired corporate behavior. One problem is that stock options, as currently structured, often provide only a loose link between compensation and successful management. A company's share price, and hence the value of related options, is heavily influenced by economy-wide forces--that is, by changes in interest rates, inflation, and myriad other forces wholly unrelated to the success or failure of a particular corporate strategy.

There have been more than a few dismaying examples of CEOs who nearly drove their companies to the wall and presided over a significant fall in the price of the companies' stock *relative* to that of their competitors and the stock market overall. They, nonetheless, reaped large rewards because the strong performance of the stock market as a whole dragged the prices of the forlorn companies' stocks along with it.

Stock or options policy should require that rewards reflect the success or failure of managements' decisions. Grants of stock or options in lieu of cash could be used more effectively by tying such grants through time to some measure of the firm's performance relative to a carefully chosen benchmark. Many corporations do tie the value of stock and option grants to *relative* performance, but most do not. To be sure, an untied option grant can be thought of as an option whose value moves with the performance of the corporation *relative* to the competition, coupled with a call option on, for example, the S&P 500 stock index. It can be argued that the latter is merely another form of compensation that helps firms retain valued employees. I am sure that is right, but does a compensation system tied to the overall stock market serve a company well?

* * *

Let me now turn to option accounting. A stock option is a unilateral grant of value from existing shareholders to an employee. It is a transfer through the corporation of part of the market capitalization owned by existing shareholders. The grant is made to acquire the services of the employee, and presumably has a value equivalent to the cash or other compensation that would have been required to obtain those services--what economists call the opportunity cost of employing those services. That value is obviously a function of when, and under what conditions, the option can be exercised. To assess the cash equivalent of the option, only the market value of the option at the time of the grant matters. Subsequent changes in the value of the option are not relevant to the exchange of labor services for value received, just as future changes in the purchasing power of *cash* received for services rendered do not affect the firm's compensation costs.

The accurate measurement of input costs is essential for determining whether the corporation earned a profit from its current activities. That determination was relatively straightforward when all receipts were cash and all expenses were cash costs. But, changes in balance-sheet valuations based on fragile forecasts have become a more important element in determining whether a particular corporate strategy was successful. And, as a consequence, cost estimation has become ever more problematic. But the principle of measuring profit as the value of output less the value of input is not altered by the complexity of measurement.

To assume that option grants are not an expense is to assume that the real resources that contributed to the creation of the value of the output were free. Surely the existing shareholders who granted options to employees do not consider the potential dilution of their share in the market capitalization of their corporation as having no cost to them.

The particular instrument that is used to transfer value in return for labor services is irrelevant. Its value is not. Abstracting from tax considerations, one must assume that the value is the same for the employer irrespective of the nature of the instrument that conveys it--which could be cash or its value equivalent in the form of stock, free rent, a college annuity for one's children, or an option grant.

The ability of options to substitute for cash obviously rests on an expectation by an employee that the price of the company's stock will rise. Expectations of stock price movements, in turn, appear to be significantly influenced by recent stock price behavior. Thus, there is little surprise that stock options gained considerable favor as a form of compensation with the steep rise in stock prices in the late 1990s. Similarly, one might reasonably expect that in an environment with slower stock price gains, option grants would no longer be so favorably viewed by employees as a substitute for cash. As a consequence, more cash or its equivalent might then be required to fund labor services.

One may argue that, because option grants are fully disclosed and their effect on earnings can, with some effort, be estimated reasonably well, financial markets in their collective wisdom see through the nature of any bookkeeping transactions. Hence, how expenses and profits are reported is of no significance, because nothing in the real world is altered. Cash flows, for example, are unaffected. The upshot of this reasoning is that stock prices should be unaffected by whether option grants are expensed or not. Clearly, most high-tech executives believe otherwise. How else does one explain their vociferous negative reaction to expensing if its only effect were to change the book profit reported to shareholders?

I fear they may be right. Indeed, most American businesspeople must believe expensing is more than bookkeeping. Current accounting rules encourage firms to expense option grants. However, only two of the S&P 500 firms reportedly chose to do so in the year 2000. If expensing does indeed matter, at least some of the unsustainable euphoria that surrounded dot-com investing at its peak may have been exacerbated by questionable reported earnings.

The measure of diluted earnings per share currently reported by corporations partially reflects the number of shares that employees could obtain with vested but, as yet, unexercised options. Some have maintained that this is all that is required to capture the effects of option grants. Clearly, this adjustment corrects only the denominator of the earnings per share ratio. It is the estimation of the numerator that the accounting dispute is all about.

Some have argued against option expensing on the grounds that the Black-Scholes formula, the prevailing means of estimating option expense, is approximate. It is.[2] But, as I indicated earlier, so is a good deal of all other earnings estimation. Moreover, every corporation already implicitly reports an estimate of option expense on its income statement. That number for most companies, of course, is exactly zero. Are option grants truly without value?

As I noted earlier, critics of option expensing have also argued that expensing will make raising capital more difficult. But we need to remember that expensing is only a bookkeeping transaction. To repeat, nothing real is changed in the actual operations or cash flow of the corporation. If investors are dissuaded by lower reported earnings as a result of expensing, it means only that they were less informed than they should have been about the true input cost of creating corporate revenues. Capital employed on the basis of misinformation is likely to be capital misused.

Critics of expensing also argue that the availability of options enables corporations to attract more-productive employees. I am sure that is true. But option expensing in no way precludes the issuance of options. To be sure, lower reported earnings as a result of expensing, should it temper stock price increases, could inhibit option issuance. But, again, that inhibition would be appropriate because it would reflect the correction of misinformation.

It is no more valid, in my judgment, to assume that option grant expense is zero than to arbitrarily assume depreciation charges are zero. Both assumptions, excluding interest, increase reported pretax earnings. Both imply that the inputs that produce valued corporate outputs are free.

* * *

One issue that has complicated the discussion of option expensing is the different way it is handled for tax accounting. Under tax law, when options are exercised, the value realized by an employee--that is, the difference between the share price and the strike price--is a deductible compensation expense for the company. The amount of this compensation for tax purposes reflects a rise in the price of the stock after the option grant.

Any such price changes are of no relevance in judging the cost of purchasing labor services, though they do affect the tax liability and possibly the after-tax earnings reported to shareholders of the firm that granted the option.[3] How capital gains and losses associated with these transactions should be reflected in reported earnings is a separate issue.

* * *

I want to emphasize that expensing in no way inhibits the legal authority to issue options. Yes, if investors take currently reported earnings as real, expensing will reduce a corporation's perceived earnings and conceivably its stock price. Employees, accordingly, will consider options less valuable and presumably fewer will be issued. But confusing markets is neither helpful nor permanent. If underlying corporate input costs are real, they cannot be obscured indefinitely.

As I indicated earlier, the continued popularity among employees of option grants as a substitute for cash compensation requires a persistent expected uptrend in a company's stock price. Should compensation shift more to cash, the trend in reported earnings growth would decline relative to an earnings trend in which options have always been expensed. Such a shift presumably would make option expensing more attractive to the corporation.

* * *

With an accounting system that is, or should be, measuring the success or failure of individual corporate strategies, the evolution of accounting rules is essential as the nature of our economy changes. As the measurement needs change, rules must change with them. This does not lend itself to hard-wired legislation, which makes flexibility of rule-making difficult. We would be best served, in my judgment, by leaving issues such as option grant expense to regulatory bodies and the private sector.

There is a legitimate question as to whether markets see through the current nonexpensing of options. If they do, moving to an explicit recognition of option expense in reported earnings will be a nonevent. The format of reports to shareholders will change somewhat, but little more will be involved. Making an estimate of option expense requires no significant additional burden to the company.

If, however, markets do not fully see through the failure to expense real factor inputs, market values are distorted and real capital resources are being diverted from their most efficient employment. This *would* be an issue of national concern.

Clearly then, the greater risk is to leave the current accounting treatment in place. If markets have seen through the accounting, required expensing of option grants will have no effect on the nation's capital allocation. If, however, expensing does affect market values, a continuation of current accounting practice could be costly to capital efficiency.

Some very notable developments in our corporate sector in recent years, most strikingly evident in the collapse of Enron, have unearthed deficiencies in corporate governance. These are being addressed through market repricing and regulatory initiatives.

Despite evident shortcomings that have emerged from time to time, as I noted at the outset, we should not lose sight of the fact that these arrangements over the decades have effectively promoted the allocation of the nation's savings to its most productive uses. Generally speaking, the structure of business incentives, reporting, and accountability has served us well. I am confident that we will make the changes needed to ensure that these structures continue to serve us well in the future.

Notes

1. On topics such as nonfinancial corporate governance and accounting, which are not in the Federal Reserve Board's jurisdiction, I am obviously speaking for myself. Return to text

2. Expensing stock options is required to record the economic cost of labor services purchased with option grants. But like all such balance-sheet-related costs (depreciation, for example), their final accounting disposition can often take years. The reason is that future movements in the price of the underlying stock will create capital gains or losses in the stock option between the time of grant and expiration. Such changes do not alter the economic cost, but depending on how the corporation chooses to hedge option grants, these changes can affect the net worth of the corporation.

The issue does not arise with grants of stock because all capital gains and losses after issuance accrue to the employee. In addition, this issue would not arise with option grants if the corporation fully hedged its exposure to post-grant capital gains and losses. The corporation could do this, in principle, by purchasing a call option on its stock that was identical in all respects to the granted option and then selling that call option at the same time that the employee exercises his or her option. Of course, the call options needed to execute this hedge are difficult to arrange. Given this difficulty, many corporations partially hedge their position by repurchasing their shares in the open market, which leaves them exposed to some post-grant gains and losses. And, to be sure, many other corporations choose not to hedge their option grants at all.

But these are accounting issues that are unrelated to the economic cost of an option at time of grant. They are among the myriad balance-sheet valuation adjustments that endeavor to address the ongoing impact of market valuation changes on all assets and liabilities. Return to text

3. Some firms report different tax liabilities to the Internal Revenue Service and shareholders. Return to text

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08/19/2002
August 19:More US Financial Firms To Treat Stock Options As Expenses
Jay Pyro, RiskCenter Correspondent

A group of top US financial companies, including Citigroup and American International Group, have said its 18 publicly traded members would treat stock options as a cost, to rebuild faith in corporate America after Enron's collapse.

Many companies in the forum, like Citigroup, J.P. Morgan, Bank One Corp. and Goldman Sachs Group, already have said they will deduct the cost of options from profits. The forum's other publicly traded members include brokerages Merrill Lynch and Co. Inc. and Morgan Stanley, as well as Bank of New York Co. Inc. , Prudential Financial , and Household International Inc. .

"It is an essential step toward restoring the public's trust in corporate America ," the forum's president, Rick Lazio, said in a statement. Lazio was a Republican New York congressman who lost a November 2000 Senate election contest to then-first lady Hillary Rodham Clinton.

The failure to expense stock options makes profits appear higher than they are, critics contend. Some companies have been reluctant to expense them, though, because they argue there is no uniform way to value options. The forum, which will require the move, said it looked forward to working with regulators and accountants to devise an accurate way to value options.

Federal Reserve Chairman Alan Greenspan, who rarely pays public compliments, applauded the move in a statement. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth," Greenspan said in a statement issued in response to reporters' inquiries. "I am pleased, therefore, that the member companies of the Financial Services Forum have decided to report options as expenses."

Other forum members adopting the plan include American

Express Co., Bank of America Corp., FleetBoston Financial Corp., MetLife Inc., State Street Corp. and Wachovia Corp. Although privately held, brokerage Edward Jones also voices its support. A string of accounting scandals from bankrupt energy trader Enron to telecommunications provider WorldCom have damaged investors' confidence in corporate accounting and managements.

Source: RiskCenter.com

Attachment E

ARCHSTONE SMITH

December 10, 2002

THOMAS S. REIF
Vice President and
Assistant General Counsel
Direct Dial – (303) 792-8113
Facsimile – (303) 708-6954
treif@archstonesmith.com

BY FACSIMILE AND OVERNIGHT COURIER

Thomas J. Harrington
Fund Chairman
Massachusetts Carpenters Pension & Annuity Funds
350 Fordham Road
Wilmington, MA 01887

Re: Shareholder Proposal Submitted by the Massachusetts Carpenters Pension & Annuity Funds

Dear Mr. Harrington:

On November 26, 2002, we received your letter dated November 26, 2002, containing a shareholder proposal (the "Proposal") submitted for inclusion in the 2002 proxy statement of Archstone-Smith Trust (the "Company").

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the Massachusetts Carpenters Pension & Annuity Funds (the "Funds"), in connection with the Proposal, are required to present the Company with proof of the Funds' ownership of voting securities of the Company. Your letter describes the Funds as the beneficial owners of approximately 3,900 of the Company's common shares. It is not clear to us whether the Funds are a single entity or whether the Funds are making the Proposal as a group. Please provide us with specifics as to the entity or group making the Proposal and, as more fully described below, verification that the entity or group beneficially owns the shares described in the letter.

Your letter also states that the "record holder will provide the appropriate verification of the Funds' beneficial ownership by separate letter." We have not received any such documentation as of the date of this letter. Rule 14a-8(b)(2) requires proof of ownership by the proponent of at least $2,000 in market value of common shares for at least one year. To demonstrate that the Funds meet the requirements of Rule 14a-8, the Funds should submit a written statement from the record holder of the securities (usually a broker or a bank) verifying that the Funds have held at least $2,000 in market value of the Company's common shares continuously for the period from November 26, 2001 through November 26, 2002.

3925.1 121002 1231M

ARCHSTONE SMITH

Mr. Thomas J. Harrington
December 10, 2002
Page 2

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership must be postmarked, or transmitted electronically, no later than fourteen (14) days from the date that you receive this letter. Failure to submit such proof within that time period will entitle the Company to exclude the Proposal from its 2003 proxy materials.

Please note that compliance with the eligibility requirements of Rule 14a-8 does not ensure that your proposal will be included in the Company's 2003 proxy materials. We will also review your proposal to determine whether there are any substantive requirements of Rule 14a-8 that will provide a basis for exclusion. If we determine that these substantive requirements provide a basis for exclusion, we will raise this issue with the SEC, with a copy to you, at the appropriate time. You should also note that the Company's bylaws contain provisions regarding proposals made by shareholders. You should carefully review the provisions contained in the bylaws to ensure that you comply with all of the requirements.

Very truly yours,

Thomas S. Reif

cc: Mr. Edward J. Durkin
Mr. Michael T. Blair

Attachment F

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services
200 Newport Ave.
JQB7N
Quincy, MA 02171
Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

SENT VIA FACSIMILE [303-708-6954]

December 23, 2002

Ms. Caroline Brower
Senior Vice-President, General Counsel
and Secretary
Archstone-Smith Trust
9200 East Panorama Circle
Englewood, Colorado 80112

Re: Shareholder Proposal Record Letter

Dear Ms. Brower:

State Street Bank is the record holder for **3,500 shares of Archstone-Smith Trust** ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension and Annuity Funds ("Funds"). The Funds have been beneficial owners of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Funds pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Funds continue to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Kevin Yakimowsky

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin

190 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603-3441

MICHAEL T. BLAIR
DIRECT DIAL (312) 701-7832
DIRECT FAX (312) 706-8108
mblair@mayerbrownrowe.com

MAIN TELEPHONE
(312) 782-0600
MAIN FAX
(312) 701-7711

January 31, 2003

BY AIR COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Archstone-Smith Trust
Shareholder Proposal Submitted by the Massachusetts Carpenters Pension & Annuity Funds

Ladies and Gentlemen:

By letter dated January 8, 2003 (the "No-Action Letter"), Archstone-Smith Trust (the "Company") requested concurrence that the staff of the Division of Corporation Finance would not recommend enforcement action if the Company omitted a proposal submitted to the Company on behalf of the Massachusetts Carpenters Pension & Annuity Funds (the "Funds"). On January 28, 2003, the Company received a letter from the Funds (a copy of which is attached to this letter) notifying the Company that the Funds had withdrawn the proposal. As a result, the Company will not include the proposal in its proxy materials for its 2003 annual meeting of shareholders and hereby withdraws its request as described in the No-Action Letter.

We have enclosed six copies of this letter and the attachments to this letter.

* * * * *

4987198.1 92001593

Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. Please feel free to call the undersigned at (312) 701-7832 with any questions or comments regarding the foregoing.

Sincerely,

Michael T. Blair

MTB:kr

Attachments

cc: Thomas J. Harrington
Fund Chairman
Massachusetts Carpenters Pension & Annuity Funds
350 Fordham Road
Wilmington, MA 01887

Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Caroline Brower
Executive Vice President, General Counsel and Secretary
Archstone-Smith Trust
9200 East Panorama Circle, Suite 400
Englewood, Colorado 80112

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 303-708-6954]

January 28, 2003

Ms. Caroline Brower
Senior Vice-President, General Counsel
and Secretary
Archstone-Smith Trust
9200 East Panorama Circle
Englewood, Colorado 80112

Re: Shareholder Proposal

Dear Ms. Brower:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby formally withdraw the shareholder proposal submitted to Archstone-Smith Trust by the Funds on November 26, 2002, concerning the issue of option expensing. The very positive step taken by the Board of Directors of Archstone-Smith on December 5, 2002 to provide for the expensing of future stock options will advance the interests of Archstone-Smith and its shareholders. As long-term shareholders, we applaud both management and the Board for their action on the issue and the leadership it reflects.

Sincerely,

Thomas Harrington

Thomas J. Harrington
Fund Chairman